3

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 21, 2003

                           Commission File No. 1-14734

                                  Groupe Danone
                              (Name of Registrant)

                     7, rue de Teheran, 75008 Paris, France
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes      No X
                                  ---     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes      No X
                                  ---     ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes      No X
                                  ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURE: Groupe Danone is furnishing under cover of Form 6-k a press release dated November 21, 2003, announcing the amicable termination of discussions between itself and the controlling shareholders of Wimm-Bill-Dann.

           ---------------------- PRESS RELEASE --------------------




                                [GRAPHIC OMITTED]




                                                       Paris, 21st November 2003



Groupe Danone and the controlling shareholders of Wimm-Bill-Dann communicate to the stock exchange authorities that they have amicably terminated their discussions.





                            For further information :
                  Corporate Communication : 33 1 44 35 20 74/75
 Groupe DANONE : 7, rue de Teheran, 75381 Paris Cedex 08 - Fax 33 1 45 63 88 22

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              GROUPE DANONE


         Date: November 21, 2003              By:    /s/ EMMANUEL FABER
                                                     ---------------------------
                                              Name:  Emmanuel Faber
                                              Title: Senior Executive Vice-
                                              President, Chief Financial Officer